Filed by Dialog Semiconductor plc

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File No.: 000-19032

dialog
SEMICONDUCTOR
Dialog’s Acquisition of Atmel
A Global Leader in Mobile Power and IoT
Investor Presentation
September 21, 2015
...personal
...portable
...connected

Safe Harbor
This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise. Any acceptance or response to the proposed merger should be made only on the basis of the information referred to, in respect of Dialog shareholders, a shareholder circular seeking the approval of Dialog shareholders for the proposed merger, and the issuance of ordinary shares in the form of ADSs to Atmel’s stockholders (the “Circular”), or, in respect of Atmel’s stockholders, a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional information and where to find it
This communication may be deemed to be solicitation material in respect of the proposed merger involving Dialog and Atmel. In connection with the proposed merger, Dialog will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) containing a prospectus with respect to Dialog’s ordinary shares to be issued in the proposed merger and a proxy statement of Atmel in connection with the proposed merger (the “Proxy Statement/Prospectus”). Each of Dialog and Atmel intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Atmel and will contain important information about the proposed merger and related matters. Shareholders of Dialog and stockholders of Atmel are advised to read carefully the formal documentation in relation to the proposed merger once it has been dispatched. The proposals for the proposed merger will, in respect of Dialog shareholders, be made solely through the Circular, and, in respect of Atmel’s stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the Dialog shareholders, in the Circular, or, in respect of Atmel’s stockholders, in the Proxy Statement/Prospectus.
This communication comprises an advertisement for the purposes of paragraph 3.3R of the Prospectus Rules made under Part VI of the FSMA and not a prospectus. Any prospectus in connection with the admission of ordinary shares of Dialog to the Regulated Market of, and to trading on, the Frankfurt Stock Exchange (the “UK Prospectus”) will be published at a later date.
Copies of the UK Prospectus and the Circular will, from the date of posting to Dialog shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by Dialog shareholders at the registered office of Dialog Semiconductor plc, Tower Bridge House, St. Katharine’s Way, London E1W 1AA, United Kingdom, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Relations section of Dialog’s website at www.dialog-semiconductor.com. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, and any other documents filed by Atmel and Dialog with the SEC in connection with the proposed merger at the SEC’s website at www.sec.gov. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and any other documents filed by Atmel with the SEC in connection with the proposed merger in the “Investors” section of Atmel’s website at www.atmel.com. Investors may also obtain, free of charge, copies of the Registration Statement, and any other documents filed by Dialog with the SEC in connection with the proposed merger on Dialog’s website at www.dialog-semiconductor.com.
BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF DIALOG AND INVESTORS OF ATMEL TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DIALOG OR ATMEL WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.
Participants in the Solicitation
Dialog, Atmel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed merger and may have direct or indirect interests in the proposed merger. Information about Dialog’s directors and executive officers is set forth in Dialog’s Annual report and accounts 2014, which may be obtained free of charge at Dialog’s website at www.dialog-semiconductor.com. Information about Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Atmel’s website at www.atmel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus and the Registration Statement that Dialog will file with the SEC in connection with the solicitation of proxies to approve the proposed merger.
Overseas Jurisdiction
The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purposes of complying with English Law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.
Dialog Semiconductor © 2015 2

Safe Harbor for Forward-Looking Statements
This announcement contains, or may contain, “forward-looking statements” in relation to Dialog and Atmel and the future operating performance and outlook of Dialog and the combined company, as well as other future events and their potential effects on Dialog and the combined company that are subject to risks and uncertainties. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “targets,” “plans,” “expects,” “estimates,” “aims,” “intends,” “anticipates” or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to: (i) the benefits of the proposed merger, including future financial and operating results of the combined company, Dialog’s or Atmel’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction; (ii) expected developments in product portfolio, expected revenues, expected annualized operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of products in those of customers, adoption of new technologies, the expectation of volume shipments of products, opportunities in the semiconductor industry and the ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of financial performance on share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of the management of Dialog and Atmel; (iii) the expansion and growth of Dialog’s or Atmel’s operations; (iv) the expected cost, revenue, technology and other synergies of the proposed merger, the expected impact of the proposed merger on customers and end-users, the combined company’s future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of the combined company’s operations; and (vi) the anticipated timing of shareholder meetings and completion of the proposed merger.
These forward-looking statements are based upon the current beliefs and expectations of the management of Dialog and Atmel and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Dialog’s and Atmel’s or the combined company’s ability to control or estimate precisely and include, without limitation: (i) the ability to obtain governmental and regulatory approvals of the proposed merger, including the approval of antitrust authorities necessary to complete the proposed merger, or to satisfy other conditions to the proposed merger, including the ability to obtain the requisite Dialog shareholder approvals and Atmel stockholder approvals, on the proposed terms and timeframe; (ii) the possibility that the proposed merger does not close when expected or at all, or that the companies, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the proposed merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed merger; (iii) the risk that competing offers or acquisition proposals will be made; (iv) the inherent uncertainty associated with financial projections; (v) the ability to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; (vi) the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; (vii) the ability to integrate Atmel’s businesses into those of Dialog’s in a timely and cost-efficient manner; (viii) the development of the markets for Atmel’s and Dialog’s products; (ix) the combined company’s ability to develop and market products containing the respective technologies of Atmel and Dialog in a timely and cost-effective manner; (x) general global macroeconomic and geo-political conditions; (xi) the cyclical nature of the semiconductor industry; (xii) an economic downturn in the semiconductor and telecommunications markets; (xiii) the inability to realize the anticipated benefits of transactions related to the proposed merger and other acquisitions, restructuring activities, including in connection with the proposed merger, or other initiatives in a timely manner or at all; (xiv) consolidation occurring within the semiconductor industry through mergers and acquisitions; (xv) the impact of competitive products and pricing; (xvi) disruption to Atmel’s business caused by increased dependence on outside foundries, financial instability or insolvency proceedings affecting some of those foundries, and associated litigation in some cases; (xvii) industry and/or company overcapacity or under-capacity, including capacity constraints of independent assembly contractors; (xviii) insufficient, excess or obsolete inventory; (xix) the success of customers’ end products and timely design acceptance by customers; (xx) timely introduction of new products and technologies and implementation of new manufacturing technologies; (xxi) the combined company’s ability to ramp new products into volume production; (xxii) reliance on non-binding customer forecasts and the absence of long-term supply contracts with customers; (xxiii) financial stability in foreign markets and the impact or volatility of foreign exchange rates and significant devaluation of the Euro against the U.S. dollar; (xxiv) unanticipated changes in environmental, health and safety regulations; (xxv) Atmel’s dependence on selling through independent distributors; (xxvi) the complexity of the combined company’s revenue recognition policies; (xxvii) information technology system failures; (xxviii) business interruptions, natural disasters or terrorist acts; (xxix) unanticipated costs and expenses or the inability to identify expenses which can be eliminated; (xxx) disruptions in the availability of raw materials; (xxxi) compliance with U.S. and international laws and regulations by the combined company and its distributors; (xxxii) dependence on key personnel; (xxxiii) the combined company’s ability to protect intellectual property rights; (xxxiv) litigation (including intellectual property litigation in which the combined company may be involved or in which customers of the combined company may be involved, especially in the mobile device sector), and the possible unfavorable results of legal proceedings; (xxxv) the market price or increased volatility of Dialog’s ordinary shares and ADSs (if the merger is completed); and (xxxvi) other risks and uncertainties, including those detailed from time to time in Dialog’s and Atmel’s periodic reports and other filings with the SEC or other regulatory authorities, including Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Dialog nor Atmel can give any assurance that such forward-looking statements will prove to be correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Dialog nor Atmel nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.
Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Dialog, Atmel, or the combined company, following the implementation of the proposed merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Dialog or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.
Dialog Semiconductor © 2015 3

Acquisition Announcement
1 DIALOG is acquiring ATMEL in a cash and stock transaction worth ~$4.6Bn
2 Combined company will be fast-growing and diversified with ~$2.7Bn(1) of revenues
3 Complementary product portfolios, targeting three attractive segments:
– Mobile Power
– IoT
– Automotive
dialog SEMICONDUCTOR
4 Strong pipeline of leading products, customers, and design wins
5 Annual cost synergies of $150MM expected to be achievable within two years
6 Accretive to underlying EPS in 2017, the first full year following closing
1. Note Last twelve months (LTM)
Dialog Semiconductor © 2015 4

Dialog at a Glance
HQ: Reading, UK | Founded: 1981 | Listing: Frankfurt (DLG)
Company Overview
Fabless supplier of highly integrated standard (ASSP) and custom (ASIC) mixed-signal ICs, optimised for smartphone, tablet, IoT, LED Solid State Lighting and Smart Home applications
Manufacturing: fabless manufacturing model, with production, assembly and packaging fully outsourced
Employees: c. 1,500 (75% engineers)(1)
One of the fastest growing global semiconductor companies
Best-in-class mobile PMIC platform
Multi-year strategic relationship with smartphone market leader
Highly Profitable
Design wins and product pipeline provide visibility into forward revenues and profitability
1H 2015 Revenue Breakdown
By Division
Power Conversion 6%
Connectivity 9%
Automotive/ Industrial 3%
Mobile Systems 82%
By Geography
Rest of World 1%
Other Asia 13%
Other Europe 5%
China 81%
Business Segments
Mobile Systems: power management, audio and display ICs for portable devices
Power Conversion: AC/DC power converters and LED drivers for SSL and display backlighting
Connectivity: Bluetooth Smart and Short-range Wireless devices for applications in Wearables, etc.
Auto / Industrial: custom motor control ICs, electronic ballasts for industrial lighting, etc.
Note
1. As of September 16, 2015
Dialog Semiconductor © 2015 5

Strong Financial Performance
8 years of robust revenue growth underpinned by volume and ASP growth
Uninterrupted period of quarterly operating profitability since Q2 2008
Engaged with leading brands in growth mobile market segments, Bluetooth ® Smart, AC/DC and Solid State Lighting worldwide
Full Year IFRS Revenue
($MM)
40% CAGR
2009-2014
87 162 218 296 527 774 903 1,156
2007 2008 2009 2010 2011 2012 2013 2014
Full Year IFRS EBIT
($MM)
45% CAGR
2009-2014
-17 6 29 45 62 91 103 186
2007 2008 2009 2010 2011 2012 2013 2014
Dialog Semiconductor © 2015 6

Atmel at a Glance
HQ: San Jose, CA | Founded: 1984 | Listing: NASDAQ (ATML)
Fast growing, major 32-bit MCU supplier
– >18% CAGR 2009-2014
– Broad ARM® product line
Microcontrollers Industry’s 3rd largest supplier of 8-bit
and IoT microcontrollers
Most comprehensive connectivity portfolio targeted
to IoT
– WiFi, Bluetooth, BLE, ZigBee, 802.15.4
Market leader in high growth and high margin auto
Touch and industrial markets
Leadership through technology innovation
Major supplier in Car Access, In-Vehicle Networking
and High Voltage Solutions
Automotive Leveraging relationships to sell entire product
portfolio
– Portfolio covers MCU, Touch, Memory, Security, Car Access,
High Voltage / IVN
Explosive growth in embedded security market for
data integrity and authentication
Security
Design wins expected to drive ~$100MM of
incremental revenue by 2017
2014 Revenue: $1,413
MCU/IoT: $994MM
11% 12%
7%
70%
Microcontroller/IoT Automotive Nonvolatile Memory Multi-Market & Other
MCU Contribution Over Time
100%
75%
50%
25%
0%
2006A 2007A 2008A 2009A 2010A 2011A 2012A 2013A 2014A
Microcontroller/IoT Other Revenue
Dialog Semiconductor © 2015 7

Atmel Financial Overview

Profitable and Growing Core Business ($MM)


100%
80%
60%
40%
20%
0%
Exit
Harvest
Memory
Harvest
Memory
2006
2014
Core Business(1)

Major Growth Drivers:

- 32-bit MCU and Wireless/IoT products
  - Record number of new products introduced over past 3 years
  - Customer design activity up over 75% year-over-year
  - Now selling the first low-power combo SoC, providing Wi-Fi, b/g/n, Bluetooth Classic and Bluetooth Low Energy on a single die
- Automotive Touch
- Security

Short-term Revenue Transitions Masking Strength of Core Business:

- Substantial foreign currency exchange rate movement (~15-20% revenue in Euros)
- Declines in non-strategic products
  - Sensor Hub
  - Fab EOL products

Note
1. Core business includes MCU, Auto, Touch and APG. Excludes legacy, EOL and divested products and does not equal total segment or business unit revenue.

Dialog Semiconductor © 2015

8

Strategic Rationale

A Global Leader in Power Management and Embedded Processing

- Leadership in PMIC and power saving technologies
- Broad portfolio of 32-bit ARM-based and proprietary AVR microcontrollers
- High performance ICs for connectivity, security, touch, and audio

Significant Scale and Fast Growing SAM

- Well positioned for growth in Mobile Power, IoT and Automotive markets
- $11 Bn SAM today growing to approximately $20 Bn in 2019 (13% CAGR)

High Quality, Diversified Customer Base


2014 Dialog
Other
13%
87%
Top 5 Customers
Combined
~55%
~45%
Top 5 Customers
Other

Significant Synergies

- Leverage existing customer relationships and broad distribution channels
- Significant cost synergies from greater operating efficiency and overlap
- Drives $150MM in savings annually, expected to be realizable within two years

Attractive Long-Term Operating Model (2)

- Target underlying(1) operating model:
  - 47-50% Gross Margin
  - 23-25% Operating Margin

Note
1. See underlying definition in Appendix
2. Long-term defined as approx. 3-5 year timeframe

Dialog Semiconductor © 2015

9

Transaction Overview
Consideration
Total consideration of $10.42 per share to Atmel shareholders
– $4.65 per share in cash
– 0.112 Dialog American Depository Shares (ADS)(1), fixed exchange ratio ($5.77 in value based on Dialog closing price as of 9/18/15)
Total equity value: $4.6Bn
– ~$2.5Bn in equity (55%)
– ~$2.0Bn in cash (45%)
Pro Forma Ownership
Approx. 62% Dialog shareholders / 38% Atmel shareholders
Atmel to receive 2 board seats (out of 10 total board seats)
Sources of Financing
49MM shares (approx.) of Dialog stock to be issued in the form of American Depository Shares on NYSE or NASDAQ
$ 2.1Bn committed term loan
$ 210MM from combined balance sheet; pro-forma cash balance of ~$450MM
Anticipated Close
First Quarter of 2016
Conditions
Approval by Dialog and Atmel shareholders, customary closing conditions and regulatory approvals
Note
1. One Dialog ADS equal to one Dialog share of common stock
Dialog Semiconductor © 2015

Combination Creates a Global Semiconductor Powerhouse
Leadership in Power Management(1) and Embedded Processing
dialog SEMICONDUCTOR
$2.7 Bn
Combined LTM Revenue
1 Mobile Power PMIC, AC/DC, Touch, SSL LED (48%) (2)(4)
2 IoT MCUs, Connectivity, Security and Memory (38%) (3)
3 Automotive and Other Access, Motor Control, LIN, CAN and Touch (14%) (2)(3)
Notes
1. Power Management segment defined as power management solutions for mobile platforms including smartphones, tablets, portable PCs and wearable-type devices
2. Assumes 50% of Touch in Automotive and 50% in Mobile Power
3. Automotive includes revenue from Atmel‘s Automotive core Car Access, IVN/HV and other products as well as MCU, Touch and Memory products approximately 70% of Dialog’s Automotive/Industrial/Connectivity segment allocated to IoT, approximately 30% to Automotive
4. Mobile Power representing smartphones, tablets, and computer platforms
Dialog Semiconductor © 2015 11

High-Growth and Significant SAM
Targeting Multiple Attractive High Growth Sectors
$11.0Bn
2014 SAM
13% CAGR
Lighting $1.0Bn Automotive $3.3Bn Connectivity $3.4Bn IoT $5.5Bn Mobile Power $7.4Bn
$20.6Bn 2019 SAM
Note
1. Juniper 2014, Gartner 2015, Databeans 2015, Navigant Research, HIS 2015, Dialog Semiconductor
Dialog Semiconductor © 2015

IP to Exploit Mobile Power
Highly integrated and increasingly complex Power Management IC
New customer applications
Increased context awareness
Expanding use cases
New charging scenarios
Different battery configs
Wearable, hybrid devices
Sensors, camera, GPS, audio
Always-on sensing
USB-C. wireless, energy harvesting
Single or multiple (series/parallel)
PMIC, AC/DC, Touch
End-to-end solution leading in Rapid Charge™ rollout
AC-DC ICs for mobile chargers
Dialog Semiconductor © 2015 13

Most Complete Platform for IoT
Uniquely Positioned to Meet Customer Needs
dialog SEMICONDUCTOR
Sensing
dialog SEMICONDUCTOR
Power Management
dialog SEMICONDUCTOR + Atmel®
26-30 billion connected devices by 2020(1)
Atmel®
Microcontroller
Connectivity
Atmel®
Security & Privacy
dialog SEMICONDUCTOR Atmel®
Notes
1. “The Internet of Things” Opportunities and challenges for semiconductor companies, McKinsey & Company May 2015
Dialog Semiconductor © 2015

Growing Automotive Market Opportunity
Broad Product Portfolio – Differentiated User Experience
Body Electronics & Chassis
Entry
Doors
Lights
Seats
Power Steering
Braking System
Windows
Mirror
Car Access
Key Fob
Door
Car Receiver
Access, Safety, Security and Touch
Networking LIN/CAN
Wiper Motor Control
Product Legend
IVN
MCU
Security
Touch
RF
Infotainment
Engine
Internet Access
Central Information Display
Audio System
Rear-Seat Display
Instrument Cluster
Notes
1. Local Interconnect Network (LIN)
2. Controller Area Network (CAN)
3. In-Vehicle Networking (IVN)
Dialog Semiconductor © 2015

Significant Cross Sell Potential
Touch Controllers for Mobile and Fitness Applications
Audio
SSL / LED
Mobile PMIC
AC/DC
BLE / VOIP
Auto / Industrial
dialog SEMICONDUCTOR + Atmel®
Security Solutions for Mobile Peripherals
8-bit MCU
32-bit MCU
Embedded Security
RF & Auto
Touch
ASIC
EEPROM Memory
Power Management Solutions for Automotive
Companion PMIC to Support Microcontrollers
Dialog Semiconductor © 2015 16

Substantially Improved Global Distribution Channel

dialog SEMICONDUCTOR

Nascent Channel Presence
• ~10% of 2014 revenue through WW distribution • ~300 active customers



\+ Atmel

Best in Class Channel

Broad Market Reach
• >60% ($800MM+) of 2014 revenue through WW distribution • >70,000 active customers • Access to 66,000 registered Atmel Studio 6 development engineers (customer design tool)

ARROW ELECTRONICS · AVNET · FUTURE ELECTRONICS · WPG · Digi-Key · Premier Farnell · MOUSER ELECTRONICS

17

Dialog Semiconductor © 2015

Diversified Top Tier Customers
Key Pillars Selected Customers
1
Mobile Power (PMIC, AC/DC, Touch, SSL LED) SAMSUNG LG ZTE MI VIVO MEDIATEK lenovo TM Yulong HUAWEI MEIZU OPPO
Top and Emerging Smartphone OEMs and Partners
2
IoT (MCUs, Connectivity, Security and Memory) Fitbit MI Itron plantronics SONY Panasonic EMERSON PHILIPS tile GE Whirlpool CORPORATION gemalto security to be free JABRA GoPro BE a HERO nest LG Electronics Honeywell Logitech TOSHIBA
3
Automotive (Access, Motor Control, LIN, CAN and Touch) Continental DENSO ALPS BOSCH MOBIS TRW HELLA DELPHI Visteon
Dialog Semiconductor © 2015

Four Pillars of Our Strategy
1 Leverage broad product portfolio and customer base
Combine power management, MCUs, connectivity and security functionality to innovate and drive growth across mobile power, IoT and automotive applications
2 Broader and deeper at our customer base
Leverage proven and established global distribution channels
3 Continuous innovation
Investments in power management, 32-bit ARM microcontrollers, rapid charging technologies as well as leading IoT connectivity (Bluetooth® Smart, WiFi)
4 Strategic focus on fast growing China consumer electronics market
Direct, distribution and innovative partnerships with key players in China high
Profitability low More products
in higher growth segments low Growth high
Dialog SEMICONDUCTOR Dialog Semiconductor © 2015 19

Scale Advantage Within Peer Group
LTM Revenue ($Bn)
3.3
2.7
2.3
2.2
1.9
1.5
1.2
1.0
0.6 0.6 0.6 0.5 0.5 0.3 0.3
ANALOG DEVICES Dialog PF Maxim integrated MICROCHIP CYPRESS PERFORM LINEAR TECHNOLOGY Microsemi CIRRUS LOGIC SILICON LABS IDT AMU intersil SEMTECH POWER INTEGRATIONS MPS Monolithic Power Systems
Notes
1. Last twelve months (LTM)
2. Cypress figure includes Spansion acquisition
3. See underlying definition in Appendix
4. Comparable set includes $1Bn+ market cap, sub $4Bn revenue, high-performance analog and microcontroller companies
Dialog Semiconductor © 2015 20

Combined Financial Model
Dialog Atmel Combined Dialog
Underlying(1) Non-GAAP Underlying(1) Long Term
LTM LTM LTM Target
Revenue $1.34Bn $1.35Bn $2.69Bn
Gross Margin 46% 47% 47% 47-50%
R&D 16% 18% 17% 14-16%
SG&A 7% 16% 12% 9-11%
Operating Margin 23% 13% 18% 23-25%
Notes
1. See underlying definition in Appendix
2. Last twelve months (LTM)
3. Combined Company figures pre-synergies
Dialog Semiconductor © 2015 21

Debt Financing
$2.1 Bn Term Loan commitment from Morgan Stanley Senior Funding, Inc.
Debt Commitment “Covenant lite”, annual pre-tax interest cost of approximately 4%
Early repayment permitted
Pro Forma ~3x Net Debt/ Estimated LTM EBITDA (pre-synergy at closing)
Capitalization Cash generative business enables the ability to substantially pay down the
Statistics transaction debt approximately three years after closing
Dialog Semiconductor © 2015 22

Proven Track Record of Execution
Strong Commitment to Delivering Value to Shareholders
1 Revenue 13x 2007–2014
2 Underlying Operating Profit(1)(2) 39x 2008–2014
3 22.5% Q2 2015
Underlying Operating Margin(1)
3.6% FY 2008
4 Share Price Performance +2,700% 2007–2014(3)
5 Successful Acquisition and Integration of SiTel (Feb 2011) and iWatt (Jul 2013)
Note
1. See underlying definition in Appendix
2. Assumes 2008 IFRS operating profit equals underlying operating profit
3. 1/5/07 to 12/30/14
Dialog Semiconductor © 2015 23

The Power To Be…
Contact:
Jose Cano Mark Tyndall
Head of Investor Relations SVP, Corporate Development & Strategy
jose.cano@diasemi.com mark.tyndall@diasemi.com
+44 (0)1793 756 961 +1 408-621-6749
…personal
…portable
…connected
Dialog Semiconductor © 2015

Appendix
Underlying Results
The term “underlying” is not defined in IFRS and therefore may not be comparable with similarly titled measures reported by other companies. Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures. Underlying results (net of tax) have been fully reconciled to IFRS results (net of tax) above. All other underlying measures disclosed within this report are a component of this measure and adjustments between IFRS and underlying measures for each of these measures are a component of those disclosed above.
Underlying results are based on IFRS, adjusted to exclude share-based compensation charges and amortization of intangibles associated with acquisitions and certain other non-recurring items.
Non-GAAP Metrics
Non-GAAP net income excludes share-based compensation expense, acquisition-related charges, restructuring charges (credits), operating results of the exited XSense business for 2015, loss from manufacturing facility damage and shutdown, French building underutilization and other (credits), loss (gain) related to foundry arrangements, gain on sale of assets and investments, non-GAAP tax adjustments, as well as net (loss) income attributable to noncontrolling interest.
Dialog Semiconductor © 2015